


ANGE COMMISSION
.C. 20549

09056794   ...GE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

ANNUAL AUDITED REPORT FORM X-17A-5 PART III		SEC FILE NO. 8-_53/3_5

REPORT FOR THE PERIOD BEGINNING   **01/01/2008**   AND ENDING   **12/31/2008**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2009

BRANCH OF REGISTRATIONS
AND
05   EXAMINATIONS

Official Use Only

FIRM ID. NO.

McColl Partners, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

100 North Tryon Street, Suite 5400

(No. and Street)

Charlotte   **NC**   **28202**
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J. Ryan   **(704) 333-0528**
                                                         (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Dixon Hughes PLLC

6525 Morrison Blvd.	**Charlotte**	**NC**	**28211**
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

Patrick J. Ryan, affirm that, to the best of my knowledge and belief the accompanying financial atements and supporting schedules pertaining to the firm of McColl Partners, LLC as of December , 2008, are true and correct. I further or affirm that neither the company nor any partner, oprietor, principal officer or director has any proprietary interest in any account classified solely that of a customer.

cklenburg Co. North Carolina

_____
Notary Public

Atherine Whetstone

My commission expires Feb. 8, 2012

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [ ] (c) Statement of Operations
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholder's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
- [ ]   Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [ ] (o) Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Table of Contents



DIXON HUGHES PLLC

Certified Public Accountants and Advisors

Independent Auditors' Report

To the Member of
McColl Partners, LLC
Charlotte, North Carolina

We have audited the accompanying statements of financial condition of McColl Partners, LLC, (the "Company"), a wholly-owned subsidiary of McColl Group, LLC, as of December 31, 2008 and 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of McColl Partners, LLC as of December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes PLLC

Charlotte, North Carolina
February 23, 2009

6525 Morrison Boulevard, Suite 516
Charlotte, NC 28211-3563
Ph. 704.367.7020 Fx. 704.367.7760
www.dixon-hughes.com

1



Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

MCCOLL PARTNERS, LLC
(a wholly-owned subsidiary of The McColl Group LLC)
Statements of Financial Condition
December 31, 2008 and 2007
(Confidential Treatment Requested)

Assets

	2008	2007
Cash	$ 6,871,266	$ 389,108
Short - term investments	3,500,000	6,700,000
Accounts receivable, net of allowance for doubtful accounts	334,928	495,859
Equity securities owned, at fair value	-	144,269
Prepaid expenses	113,328	82,559
Property and equipment, net of accumulated depreciation	439,045	498,849
Total assets	$11,258,567	$ 8,310,644

Liabilities and Member's Equity

	2008	2007
Compensation payable	$ 1,341,550	$ 3,001,500
Deferred revenue	502,833	494,500
Accounts payable and other liabilities	490,501	440,456
Total liabilities	2,334,884	3,936,456
Member's equity	8,923,683	4,374,188
Total liabilities and member's equity	$11,258,567	$ 8,310,644

The accompanying notes are an integral part of these financial statements.

MCCOLL PARTNERS, LLC
(a wholly-owned subsidiary of The McColl Group LLC)
Notes to Financial Statements
December 31, 2008 and 2007
(Confidential Treatment Requested)

1. Description of Organization

McColl Partners, LLC (the "Company"), a wholly-owned subsidiary of The McColl Group LLC (the "Parent"), was formed as a North Carolina limited liability company on May 25, 2001. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also a registered investment adviser with the North Carolina Securities Division.

The Company offers investment banking advisory services to private and public clients in connection with mergers and acquisitions, private capital raises and valuation assignments. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities and securities underwriting.

2. Summary of Significant Accounting Policies

Cash – The Company considers all highly liquid investments with an original maturity of three months or less at date of purchase to be cash equivalents. Deposit balances in a single financial institution in excess of $250,000 are not insured by the Federal Deposit Insurance Corporation. The Company has not experienced losses in such deposit accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents. At December 31, 2008, the Company had approximately $955,000 in excess of FDIC insured limits.

Accounts receivable – Accounts receivable, net of allowance for doubtful accounts, includes amounts billed and receivable from clients in connection with investment banking advisory services rendered, including related reimbursable out-of-pocket expenses. Unbilled reimbursable out-of-pocket expenses were $126,056 and $107,402 at December 31, 2008 and 2007, respectively. The allowance for doubtful accounts was $265,027 and $191,033 at December 31, 2008 and 2007, respectively. Credit is extended based on evaluation of the customer's financial condition and, generally, collateral is not required. The Company provides an allowance for doubtful collections that is based upon a review of outstanding receivables.

Short-term investments – Short-term investments include US Treasuries and Auction-Rate Securities. In January 2009, the Auction-Rate Securities investments were completely liquidated for $1,500,000, which was the carrying value at December 31, 2008.

Equity securities owned – Equity securities owned may include both marketable securities and securities not readily marketable. Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market, that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or that cannot be offered or sold because of other arrangements, restrictions (one year or greater), or conditions applicable to the securities or to the Company. All equity securities owned were sold during the year ended December 31, 2008.

3

Equity securities are recorded at market value, which is estimated using quoted market prices. Securities not readily marketable are recorded at fair value as determined by management using pricing models and other relevant information. Where securities have certain trading restrictions, the Company may apply a discount to the quoted market prices or the estimated fair value. Any gains or losses resulting from changes in market value are reflected in revenue as unrealized gain/loss on equity securities owned. At December 31, 2008 the Company did not own any equity securities.

Property and equipment - Property and equipment is recorded at cost and consists of office equipment purchased and office equipment held under capital leases. Purchased property and equipment is depreciated over the respective lives of the assets. Accumulated depreciation was $416,027 and $304,220 at December 31, 2008 and 2007, respectively.

Deferred revenue – The Company may receive up-front retainer fees in connection with providing investment banking advisory services to its clients. The Company recognizes these up-front fees as income over the estimated life of the services period, generally ten months. Deferred revenue as of December 31, 2008 and December 31, 2007 represents retainer fees paid for advisory services to be rendered in 2009 and 2008, respectively.

Accounts payable and other liabilities - Accounts payable and other liabilities include amounts payable in the ordinary course of business.

Income taxes – The Company is a limited liability company that is taxed as a partnership for federal and state income tax purposes. The Company's single member is also a limited liability company that is taxed as a partnership for federal and state income tax purposes. As a result, income of the Company is considered income of the members of The McColl Group LLC and no income tax provision is recorded by the Company.

In accordance with FASB Staff Position No. FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises* ("FSP FIN 48-3"), the Company has elected to defer application of the provisions of FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes* ("FIN 48") as of and for the year ended December 31, 2008. The Company continues to account for uncertain tax positions in accordance with the principles of Statement of Financial Accounting Standards No. 5 *Accounting for Contingencies* ("SFAS 5"), under which liabilities for uncertain tax positions are recognized in the financial statements when it becomes probable a liability has been incurred and the amount can be reasonably estimated. Unless the deferral is extended further, the Company will be required to adopt the provisions of FIN 48 for the year ended December 31, 2009. The Company has not yet determined the effects the adoption of the provisions of FIN 48 will have on the Company's financial statements.

Management estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Equity Securities Owned

Not readily marketable securities at December 31, 2008 and 2007 include the following:

	2008	2007
Corporate stocks	$ --	$ 10,000
Warrants	--	134,269
Total	$ --	$144,269

4. Commitment and Contingencies

The Company leases the Charlotte, NC office under an operating lease, which began in November 2005. The lease has an escalating rent clause of 2.5% per year. The lease has a term of 56 months with options to extend the term for successive 24 and 56 month periods.

During October 2008, the Company began leasing a Dallas, TX office under an operating lease. The lease has an escalating rent clause of 3.1% in the second year. The lease has a term of 24 months.

5. Member's Equity

Member's equity includes one class of membership interest. The Parent owns a 100% interest in the Company. Members of the Parent participate in the investment banking advisory activities of the Company.

6. Defined Contribution Plan

The Company sponsors a 401(k) profit sharing plan. All full time employees over 21 years old with one year of service are eligible. The Company profit sharing contribution is discretionary.

7. Fair Value of Financial Instruments

The Company adopted SFAS 157, *Fair Value Measurements*, effective January 1, 2008 for financial assets and liabilities measured on a recurring basis. SFAS 157 applies to all financial assets and financial liabilities that are being measured and reported on a fair value basis. There was no impact for adoption of SFAS 157 to the financial statements as of December 31, 2008. SFAS 157 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS 157 requires fair value measurement to be classified and disclosed in one of the following three categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Company has periodically held short-term investments of Auction-Rate Securities ("ARS") which are measured at fair value on a recurring basis. The ARS fall into the Level 2 category under the guidance of SFAS 157. The Company held ARS at December 31, 2008.

McColl Partners, LLC
(a wholly-owned subsidiary
of The McColl Group LLC)

Statements of Financial Condition

December 31, 2008 and 2007

(Confidential Treatment Requested)



DIXON HUGHES PLLC

Certified Public Accountants and Advisors